UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  Form 40-8B25


                             MAGNETAR SPECTRUM FUND


                                    811-22087
                       Investment Company Act File Number


                        APPLICATION FOR EXTENSION OF TIME

                       (Pursuant to Rule 8b-25 under the
                         Investment Company Act of 1940)


                                   REGISTRANT

                             Magnetar Spectrum Fund
                             ----------------------

             (exact name of registrant as specified in its charter)


                                    Delaware
         (State or other jurisdiction of incorporation or organization)


                              1603 Orrington Avenue
                                   13th Floor
                                  Evanston, IL
                                      60201
                    (Address of principal executive offices)

                                 (847) 905-4400
                          (Issuer's telephone number )



                                  FORM 40-8B25

PART I -- RULE 8B-25

The Registrant files this Application for Extension of Time pursuant to Rule 8b-25, (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Registration pursuant to Section 8 of the Investment Company Act of 1940 ("1940 Act") be extended from October 3, 2007 to December 3, 2007 as provided in Rule 8b-25.

Narrative:
---------

On July 3, 2007, the Registrant filed a Form N-8A notifying the Commission of its intent to register as a closed-end investment company under the 1940 Act. Rule 8b-5, (17 CFR 270.8b-5), provides that the registration statement of the Registrant shall be filed within three months of the date of the filing of the notification on Form N-8A. Rule 8b-25 provides for a 60 day extension of the date on which such required information is to be filed if it is impractical to furnish the required information within the time required by Rule 8b-5.

The Registrant finds it is impractical to file the registration under Section 8 of the 1940 Act on October 3, 2007 because the Registrant intends to materially modify its investment objective and policies as a result of recent developments in the fixed-income markets. These modifications potentially could result in Registrant's registration no longer being current in its disclosures and being potentially misleading to any investor relying on those disclosures. As a result, the Registrant respectfully requests that this application for extension of time to file pursuant to Section 8 be accepted pursuant to Rule 8b-25 and that the due date for the filing of the Registrant's registration as a closed-end investment company be December 3, 2007.


PART II-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                                Benjamin Burnett
                                    Secretary
                             Magnetar Spectrum Fund
                                 (847) 905-4400


                             Magnetar Spectrum Fund
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:  /s/ Benjamin Burnett

Date:  September 27, 2007